Filed by Coca-Cola HBC AG and

Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Companies:

Coca-Cola HBC AG

(Commission File No. 132-02769)

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

TRANSACTION UPDATE 1 Q: Could you give us an update on the timeframe for the implementation of the proposed transaction? The timetable of the transaction depends to a large extent on when we will get the necessary approvals by the regulatory authorities in the UK, the US and Greece. We are working with the regulators in the UK, the US and Greece on the relevant disclosure documents. We are making good progress and expect that the share exchange offer will be completed early in the first quarter of 2013. Following the successful completion of the acceptance period and reaching control of at least 90% of the voting shares, we will initiate a squeeze out process, in accordance with Greek law. We intend to seek inclusion in the FTSE 100 index after completion of the minority squeeze-out

TRANSACTION – INDICES 2 Can you comment on the impact your transaction will have to MSCI’s decision to downgrade Greece and of your stock’s deletion from this Index? We don’t see any connection of our proposed Transaction to MSCI’s potential decision on the status of the Greek market. [For Background only as MSCI’s announcement was misquoted by Bloomberg: The key points of the MSCI official announcement in October were: 1. If there is a stock deletion from the MSCI Greece Index (as a result of a future corporate event such as our transaction), this will be immediately substituted by a stock from the MSCI Greece Small Cap Index. MSCI will exceptionally maintain at all times at least two constituents in the MSCI Greece Index until further notice. 2. Market size and operational issues that have not been addressed in the last 10 years or so have been quoted as the key drivers of MSCI’s potential decision to downgrade Greece.] Will your stock be deleted from any of the ATHEX Indices? The inclusion or potential deletion of our stock from the ATHEX Indices will also depend on the structure of Coca-Cola HBC AG’s possible parallel listing in ATHEX which is work in progress. The structure of any ATHEX listing will be described in detail in the exchange offer documentation before the acceptance period opens.

TRANSACTION – SWISS RELATED QUESTIONS 3 Who is coming from the Hellenic team to Zug? With the location of CCHBC AG being in Switzerland, CCH’s Operating Committee will operate from Switzerland. This is a mandatory requirement. All Operating Committee operations and meetings will take place in Switzerland. Most of our OpCo members will re-locate to Switzerland. We will also hire a few people locally for overall support. When will the Hellenic team move to Zug? Assuming the share exchange offer is completed shortly after closing the share exchange What impact will this move have on the local Hellenic team? The transaction has no impact on jobs, compensation or benefits of our people. Why in Zug? Why not in Zurich were you already have an office? Why not in the Canton of Lucerne? Was this done for tax purposes? This is not a tax driven transaction. We do not expect the transaction to have any impact on the overall tax position of the Group. The most important reasons for Coca-Cola HBC AG’s choice of Zug as its corporate domicile, was the stable economic and regulatory environment in Zug and the ease of doing business there. It is a business friendly canton that a number of other mutinationals have chosen as their domicile. We appreciated the flexibility in administrative and other matters and the warm welcome we received when registering our holding company in Zug. Will the management relocating to Switzerland benefit from a personal tax perspective? Each individual's tax position depends on personal circumstances and tax residence status. Our decision to relocate our senior management to Switzerland is not a decision driven by personal taxation considerations.

TRANSACTION – TAX - DIVIDENDS 4 DIVIDENDS The transaction will not have an impact on our dividend policy, which remains unchanged. Either through dividends or capital returns we will continue to return value to shareholders, in line with our dividend policy. They are both forms of returning cash to the shareholders. For the avoidance of confusion, share buybacks are not a form of returning value in cash to the shareholders. CCH SA’s share buyback programme announced earlier in the year is de-facto suspended. Any such programme would need to be considered by the CCHBC AG Board in the future and assessed in its own merits. TAX The transaction and consequent change of domicile of the Holding company, will not have an impact on the overall tax position of the Group. Background The corporate tax charge reflected in the Group’s consolidated accounts is made up of the various countries’ tax levied on the profits generated in the respective country of our operations. These profits will continue to be generated and taxed in each one of our 28 countries of operation. Therefore no change to the overall tax charge or the effective tax rate of the group as a result of the transaction. The Holding company’s income is dividends received from its subsidiaries. These dividends originate from profits that have already been taxed in the respective countries that they were generated in. These profits will continue to be taxed at source, at the domestic corporate tax rate applicable in each of the 28 countries where our subsidiaries operate.

TRANSACTION – DEBT FACILITIES 5 Q: Based on the announcement on October 11, it appears that the new Swiss entity has an additional €1.55bn in debt. Is this the case? No, this is not the case. The €1.55bn refers to the total Bridge Facilities Coca-Cola HBC AG had secured at the time of the announcement. It has not been drawn, so it is not “debt”. There were 3 separate Facilities: €500m was arranged in case there was a need to replace our existing Revolving Credit Facility (RCF). As you know Hellenic has an undrawn RCF which expires in 2016. This Facility has a ‘change of control’ clause, which meant that until we were in a position to transfer it to CCHBC AG, we needed to have a back-up facility in place – until we knew of the CoC clause would not be invoked. We have now secured the continuation of the existing RCF, so we have cancelled the respective €500m from the Bridge Facility, without incurring any additional costs or fees. €550m correspond to the maximum amount that could be used to squeeze-out minorities (10% of total capital @ €13.58 per share) and certain transaction costs. We will have a good indication of how much may be required at the end of the Acceptance period, and we will know the exact amount at the end of the squeeze-out period. The balance (€500m) has been arranged as part of the UK listing requirements for the Group to demonstrate a solvent 12-18 month period, under various scenarios, one of which being no access to the debt capital markets to refinance certain debt. It can be cancelled it when we access the debt markets at some point next year to refinance our bond maturities. In summary, upon announcement of the Transaction, Coca-Cola HBC AG had €1.55bn in Bridge Facilities arranged. Following cancellation of the €0.5bn, Coca-Cola HBC AG now has Facilities of €1.05bn in force, only €0.55 bilion was potential incremental debt. The balance either will be cancelled or will replace existing debt.

TRANSACTION-CASH MANAGEMENT AND DEBT SERVICE Q: How are cash balances maintained in the group? Will this change upon the conclusion of the transaction? No, the way we are dealing with cash balances will not change. We have a structure in place that effectively centralizes cash on a daily basis for most of our countries to our cash pool. Other countries, where the regulations are more restrictive, are pooled on a less frequent basis. Our cash pool accounts are held in London so the least amount of cash is held in the countries. Q: Hellenic is currently guarantor under your financing arrangements, will this change following the completion of the transaction? After completion of the Transaction, it is expected that CCHBC AG will become a guarantor for the existing loan facility. For new financing arrangements, CCHBC AG will be the guarantor upfront. Q: We see that credit rating agencies have recently maintained their ratings. Do you expect a positive reaction when the transaction concludes? The credit rating agencies should view the Transaction as a step in the right direction. The first major milestone is obviously reaching the 90% threshold, but there are a few others until mid-2013. There are a number of factors that the rating agencies take into account to determine a rating (including fundamentals, macros in our territories, debt servicing etc), so we cannot pre-empt their decisions. As far as we are concerned, we feel that this Transaction makes solid business sense and addresses a number of concerns expressed in the past. 6

7 TRANSACTION COST – IMPACT ON P&L Q: What is the cost of Transaction and impact of bridge financing cost on the P&L? TRANSACTION COST Based on our current estimates there will be a one-off cost related to transaction fees etc, the majority of which will be booked in 2012. This is estimated to be in line with international practice for transactions of this size and complexity. The actual cost will be reported separately in the Accounts (as a non-recurring item) quarterly. The Q3 accounts already contain a small portion of this. In terms of impact of the bridge financing cost on the P&L, the timing and the magnitude will depend on the final timetable and the amount that could be used to squeeze-out minorities (maximum amount: 10% of total capital @ €13.58 per share).

TRANSACTION COSTS – OTHER 8 Q: What is the transaction related cost for the shareholder? There are certain transaction-related costs which will burden shareholders (transfer tax levied by the Hellenic Republic, of 0.20%). On the other hand, Coca-Cola HBC AG will assume payment of the 0.08% duties levied by the Hellenic Exchanges on the registration of the off-exchange transfer of the Coca Cola Hellenic Shares Investors should seek advice from their own professional tax adviser regarding their personal tax implications. Also, shareholders holding through nominee institutions should review their arrangements and consult with these institutions. Q: How is Coca-Cola HBC AG’s application for a parallel listing in Athens progressing? What is the current status? Coca-Cola HBC AG is working closely with ATHEX to effect a parallel listing within the time frame of our transaction. If Coca-Cola HBC AG obtains all necessary approvals for a parallel listing, its details will be described in the exchange offer documentation made available to shareholders when the acceptance period opens. Q: What will be Coca-Cola HBC AG's market cap on the ATHEX, following a parallel listing? Will it be the same as in London? This is a decision for ATHEX, based on the particulars of our potential listing in Athens. We are working with ATHEX to ensure that our listing enables inclusion of our market cap in the Athens Exchange. Q: Will the listing on the premium segment on the LSE result in additional, ongoing, costs for the Group, compared to the current listing set-up? There will be no material increase in compliance costs. We have been listed for over 10 years on the ATHEX, NYSE and the standard segment of the LSE and we already run a comprehensive compliance program. Specifically on the LSE, we already have a standard listing and were paying listing fees. Although there will be some additional ongoing costs these are not expected to be material.

9 TRANSACTION – DELAY Q: Why is there a delay in the execution of the Transaction, compared to the timetable you initially discussed? Can the recent political developments in Greece slow you down/affect the outcome?? It is quite common for transactions of this size and complexity (3 regulators – 4 jurisdictions) to involve a long timeline with a number of different milestones. Initial filings with the 3 regulators have taken place and we are now following the review process. We do not expect any major issues as a result, but the timing is always indicative. We are working closely with our advisors and all other stakeholders and expect that the share exchange offer will be completed early in the first quarter of 2013. We do not feel that the political situation in Greece would slow the process down, or affect the outcome.

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.